## Contact

www.linkedin.com/in/ralph-de-
lisle-7a8216b (LinkedIn)
www.instagram.com/ikodrinks/
(Other)

## Top Skills

Risk Management
Enterprise Risk Management
Operational Risk Management

## Honors-Awards

BA
LLMIT
MA (Cantab)

# Ralph de Lisle

Founder & Entrepreneur | The slø Fashion Company | IKÓ Drinks|
Raising EIS
Greater London, England, United Kingdom

## Summary

IKÓ is the lightly sparkling energy drink that's filled with all-natural,
feel good zip. Just yerba mate (yer-ba ma-tay), agave & lime juice for
a delicious little pick-me-up that won't completely mess you up.

Visit our website: www.ikodrinks.com

Follow us on Instagram: https://www.instagram.com/ikodrinks/

What the hell is 'Yerba Mate'? It's the South American plant with
the zing of coffee, the joy of chocolate and the calm focus of Zen.
Curious? Why not give us a try?

IKÓ is a regenerative business. That means quite literally from our
roots we are beyond sustainable - we regenerate. Yerba Mate is
grown under the shade of the rainforest, meaning the more we sell,
the more we protect and regrow rainforests. The rainforest is the
source of our business's value, so for IKÓ, sustainability can't be an
afterthought.

Look out for IKÓ online and in stores as we launch in 2021!

Regenerate the People. Regenerate the Planet.

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## Experience

**The Slø Fashion Company**
Chief Operating Officer
January 2024 - Present (6 months)
London

**IKÓ Drinks**
Founder
July 2020 - Present (4 years)

London, England, United Kingdom

IKÓ is the Energy Tea - the pick-me-up without the downsides of other caffeine drinks. We make it with Maté, the South American leaf tea with the kick of coffee #, the health benefits of tea , and the euphoria of chocolate .

We source all our maté from agroforestry farms in Brazil. That's where our farmers plant maté plants alongside trees in the forest. Those trees do the job of providing shade and shared nutrients to our plants. Maté plants need trees. So the more IKÓ you drink, the more trees our farmers plant to support increased production.

It's simple: every can of IKÓ gives a tree a job. So more IKÓ means more trees.

Our mission is to champion a new kind of sustainability: regenerative agriculture. We don't plant trees out of charity. We want to build IKÓ into a machine that requires you only to drink IKÓ in order to have a positive impact.

Come join the Maté Movement and try IKÓ today!

## HC Consulting

### Commercial Consultant

October 2021 - Present (2 years 9 months)

London Area, United Kingdom

Launched in January 2020, HC Consulting is a specialist commercial sales & strategy business that works with start-ups and SMEs in the food, drink and consumer goods sector.

I assist multiple, fast-growing businesses and their founders at various stages of development; conducting field sales, managing key accounts, and executing sales strategies in a range of food, drink and consumer goods categories.

## VIPR Ltd

### Business Development Manager

October 2019 - July 2020 (10 months)

London, Greater London, United Kingdom

## Beach & Associates

### AVP - Delegated Authority

March 2018 - September 2019 (1 year 7 months)

The City of London

DUAL International Limited
Corporate Development
August 2013 - March 2018 (4 years 8 months)
155 Fenchurch Street, London, EC3M 6AL

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# Education

University of Cambridge
Bachelor's degree, Classics · (2009 - 2012)